UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                                 SEC FILE NUMBER
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                           NOTIFICATION OF LATE FILING

(Check One):   [  ]  Form 10-K  [  ] Form 20-F  [  ] Form 11-K  [ X ] Form 10-Q
               [  ]  Form N-SAR

                        For Period Ended: March 31, 2003

                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR
                For the Transition Period Ended: ___________________


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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                        PART I -- REGISTRANT INFORMATION

Full Name of Registrant:                                   Agway Inc.

Former Name if Applicable:                                 NA

Address of Principal Executive Office (Street and Number): 333 Butternut Drive

City, State and Zip Code:                                 Dewitt, New York 13214


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                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     The Registrant and several of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of New York ("Bankruptcy Court") on October 1, 2002. After that date, significant resources of the Registrant have been devoted to administering to the bankruptcy requirements, developing a reorganization plan and pursuing the sale of certain of its businesses and assets through auction processes. During the quarter ended March 31, 2003, the Bankruptcy Court approved the terms of the sale of substantially all of the assets of its subsidiary, Telmark LLC, to a third party. The registrant is in the process of finalizing the accounting for the Telmark sale and related issues. The registrant anticipates additional loss recognition relating to that sale of approximately $13.5 million. In addition, the Registrant announced on April 21, 2003 that it is exploring the potential sale of its remaining businesses. The registrant is researching and measuring the implications of the potential sale of its remaining businesses and the accounting and reporting requirements for the quarter ending March 31, 2003. The registrant anticipates material charges to its third quarter financial results as the result of these potential sales. As a result of the foregoing, the Registrant's Quarterly Report on Form 10-Q for the period ended March 31, 2003 cannot be completed within the prescribed time period because the Registrant is experiencing a delay in finalizing the consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations to be included in such Form 10-Q. The Registrant expects the report on Form 10-Q will be filed on or before May 20, 2003.



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                                     PART IV
                                OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification


    Peter J. O'Neill                    (315) 449-6568
    (Name)                              (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                / X / Yes / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                / X / Yes / / No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See Part III Narrative for explanation and reasons why a reasonable estimate cannot be made.


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                                   Agway Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    May 15, 2003             By:  /S/ Peter J. O'Neill
                                       Peter J. O'Neill
                                       Senior Vice President Finance and Control